Exhibit 99.1

September 2019 Investor Presentation Copyright Akari Therapeutics, Plc - 2019

Disclaimers

Certain statements in this presentation constitute contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. Such risks and uncertainties for our company include, but are not limited to: needs for additional capital to fund our operations, our ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; an inability or delay in obtaining required regulatory approvals for nomacopan (Coversin) and any other product candidates, which may result in unexpected cost expenditures; our ability to obtain orphan drug designation in additional indications; risks inherent in drug development in general; uncertainties in obtaining successful clinical results for nomacopan and any other product candidates and unexpected costs that may result therefrom; difficulties enrolling patients in our clinical trials; failure to realize any value of nomacopan and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; inability to develop new product candidates and support existing product candidates; the approval by the FDA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market; risks resulting from unforeseen side effects; risk that the market for nomacopan may not be as large as expected; risks associated with the departure of our former Chief Executive Officers and other executive officers; risks associated with the SEC investigation; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities; the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the company depends; unexpected cost increases and pricing pressures and risks and other risk factors detailed in our public filings with the U.S. Securities and Exchange Commission, including our most recently filed Annual Report on Form 20-F filed with the SEC on April 23, 2019.

The statements made in this presentation speak only as of the date stated herein, and subsequent events and developments may cause our expectations and beliefs to change. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this presentation to reflect subsequent information, events, results or circumstances or otherwise. While we may elect to update these forward-looking statements publicly at some point in the future, we specifically disclaim any obligation to do so, whether as a result of new information, future events or otherwise, except as required by law.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of such products.

This presentation shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

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Treating Orphan Diseases Caused by Complement & Leukotriene Dysregulation

Unique MOA

- **Nomacopan (Coversin):** Bifunctional inhibitor of C5 & LTB4
  Focused on orphan inflammatory & autoimmune diseases where treatment options limited and C5 and LTB4 implicated

Diversified Targets

- **Four orphan conditions currently in Phase II and Phase III studies**
  – Subcutaneous (TMA, BP, & PNH) and topical delivery (AKC)

Clinical Data

- **Positive initial clinical readouts across clinical studies**
- Excellent safety profile; no drug-related SAEs over 20 cumulative patient-years of cumulative patient treatment data

Market Potential

- **$500 million peak sales targets, including follow-on indications**
- Platform molecule with a large and active pipeline

Pathway to Approval

- Potential upcoming value inflection points via multiple mid-stage clinical study readouts in 2019-2020 from TMA, BP, and AKC

TMA: Thrombotic Microangiopathy; BP: Bullous Pemphigoid; AKC: Atopic Keratoconjunctivitis; PNH: Paroxysmal Nocturnal Hemoglobinuria

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Dual C5 & LTB4 MOA Provides Unique Option for Multiple Poorly Treated Inflammatory Diseases

Background

- **C5 & LTB4 act synergistically**:
  C5 activates granulocytes, LTB4 promotes granulocyte migration
- **Each pathway proven as treatment option:**
  Eculizumab (Soliris®) – inhibits C5, and Zileuton® inhibits LTB4

Evidence for Treatment

- **Additive effect** demonstrated in preclinical RA, lung and BP models with Nomacopan: significantly more effective than LTB4 or C5 alone
- **Elevated levels of C5a and LTB4** seen in human and animal tissue - blister fluid (BP), eye (uveitis), GVHD (HSCT-TMA)
- **Clinical response seen** across the three target conditions (BP, AKC, HSCT-TMA) where C5 and LTB4 implicated

Opportunity

- **Nomacopan: good safety profile in clinical studies to date**
- **Potential to address unmet need across a wide range of conditions**

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5 Nomacopan: Well - Designed by Nature Tightly Binding Both C5 & LTB4 Independent, Highly Specific C5 & LTB4 Inhibitory Activity • Nomacopan: biological with high specificity for C5 & LTB4 • Avoids off - target effects by binding ligands not receptors • No immunogenicity to date in human studies • Multiple modes of administration (sub Q, topical, nebulized) • Delivers high degree of patient comfort ‒ Sub Q: Highly soluble & low viscosity ‒ Topical drops: pH neutral / comfortable

Nomacopan: Extensive and Growing Positive Efficacy Data Across Four Indications

2015-2018

9 patients sub Q

~20 cumulative patient-years* of treatment data

PNH Phase II

Achieved primary Phase II end point

Six Phase II patients transfusion dependant; two-thirds now transfusion independent

Indication	2019	Projected Next Step
TMA	2 patients sub Q – chronic Named patient program	Initiate **pivotal study** Q4 2019
BP	3 patients sub Q – chronic ongoing Phase II	Completion of 9 patient **Phase II** Q4 2019
AKC	3 patients topical – chronic ongoing Phase II	Completion of 16 patient **Phase I/II** Q4 2019
PNH	Phase III study naïve patients	Objective to introduce potential pen injector

** as of September 2019*

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7 Subcutaneous Nomacopan: Clinically Testing C5 & LTB4 Binding in HSCT – Thrombotic Microangiopathy

8 HSCT - TMA High Mortality Rate – and No Approved Treatments • Arteriolar thrombi associated with intimal swelling, fibrinoid necrosis, thickening of arterioles and capillaries, and subendothelial accumulation of proteins & cell debris • Cause of TMA after bone marrow transplant not well understood ‒ Can occur in up to 30% patients ‒ Typical diagnostic markers include elevated sC5b9 and proteinuria • Diagnosis & treatment of pediatric TMA - HSCT refined by Dr. Jodele at Cincinnati Children’s Hospital • No approved therapy; current treatment by immunosuppressants • In severe pediatric cases, mortality ≥80% • Orphan condition with a prevalence of circa 5,000 treatable patients

Upcoming Pediatric HSCT-TMA Pivotal Trial Potential Expansion to Related Indications

- Complement's role highlighted by elevated terminal complement components (sC5b9) in many patients.
- LTB4 believed to have a role in TMA-HSCT in terms of graft vs. host disease (GVHD) progression
- Nomacopan used on a named patient basis for pediatric HSCT-TMA
- Positive FDA meeting, trial designed around multiple responder endpoints
- Nomacopan has received pediatric Fast Track and Orphan status for adult and pediatric HSCT-TMA
- **Pivotal trial anticipated to commence Q4 2019; primary endpoint TMA response**

Potential expedited approval with a single pivotal study
Gateway condition into other TMAs
Potential first approval for nomacopan

HSCT-TMA → Adult TMA-HSCT, **Pediatric aHUS**, Other TMA/Vasculitis

Rosenthal (2016) *Journal of Blood Medicine 7:* 181-186

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10 Activity Demonstrated in HSCT – TMA Across Multiple Responder End Points (First 2 Named Patients) TMA Marker Patient Baseline Day 7 Day 14 Day 28 Day 60 Hemolytic anemia 1 Yes Resolved 2 Mild Red blood cell fragments 1 Yes Resolved 2 Yes Resolved Thrombocytopenia 1 Yes Resolved 2 Yes Resolved Increased LDH 1 Yes Resolved 2 Yes Resolved Proteinuria and/or increased creatinine 1 Yes Resolved 2 Yes N/A Hypertension 1 Yes Resolved 2 Yes Resolved Neurology 1 Yes Resolved 2 No GI bleed 1 No 2 Yes Resolved Patient 1 : treated at GOSH made a complete recovery and nomacopan was discontinued after seven weeks Patient 2 : despite resolution of the TMA markers, patient died at day 63 of lung damage considered unrelated to treatment with nomacopan . Note - d ata for patient 2 is up to day 28

11 Nomacopan in HSCT - TMA Differentiation Against Competitors • Patient group to be treated identified via histologic TMA diagnosis in tissue biopsy or laboratory & clinical markers • Daily dosing facilitates more complete complement suppression • LTB4 inhibition may further reduce epithelial activation Clear Positioning Differentiated MOA Next Steps • Pivotal pediatric study scheduled to commence Q4 2019 • Responder - based study based on achieving end points related to disease resolution • Working with FDA on optimizing dosing through the Model - Informed Drug Development (MIDD) Pilot Program

Subcutaneous Nomacopan: Clinically Testing C5 & LTB4 Binding in Bullous Pemphigoid

Bullous Pemphigoid
Significant Unmet Need


Schematic of dermal-epidermal junction
Epidermis
BP230
Hemi-desmosome
Basement membrane zone
BP180
Autoantibody targeting leads to separation of the dermis and epidermis
Dermis

Key molecular targets that lead to BP pathophysiology


Presentation of bullous pemphigoid
Urticarial-like skin rash
Fluid-filled blisters

- Severe autoimmune blistering skin disorder primarily of the elderly
- Caused by immune complex mediated inflammation via autoantibodies
- No approved therapy. Current treatment with chronic corticosteroids poses substantial health concerns
- KOLs: essentially no change in standard of care in decades
- Understanding of BP has grown, but specific therapies still lacking
- Orphan condition, with a prevalence of circa 120K patients in US and EU

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14 • Orphan condition in which there is evidence that both terminal complement activation (C5) and LTB4 have a role in driving disease ‒ Preclinical studies with nomacopan showed a dose response and combined C5 & LTB4 more effective than LTB4 alone (1) ‒ Elevated C5/LTB4 in ex - vivo study of BP patients • Clinical objective is steroid sparing and rapid reduction symptoms • Ongoing Phase II study : 42 days – mild to moderate patients Bullous Pemphigoid Evidence of Combined C5 & LTB4 Involvement Bullous Pemphigoid Pemphigus Vulgaris SJS Epidermolysis Bullosa Acquisita Significant market with expansion potential into related conditions 1. Sezin (2019) JCI insight 4: e 128239

15 Prior to treatment, two of three patients were on topical corticosteroids (mometasone), while the third patient was naïve to steroid treatment & received no steroid while on nomacopan. There was no planned tapering of topical steroid dose, but patients did use less than th e 30g permitted to day 21. After day 21, any use of mometasone was regarded as rescue therapy, and both patients were only treated with nomacopan. In the 7 - 11 - day period prior to initiation on nomacopan , the two patients showed either no or minor improvement in BPDAI score (between 0 and 5%), and no improvement in blisters while being treated with topical steroids alone. 0 20 40 0 20 40 60 Day C l i n i c a l S c o r e BPDAI Blisters/Erosions Mean BPDAI and Blister Score First three Patients Phase 2 BP trial Mean BPDAI and Blister Score BPDAI Blisters/Erosions • By Day 7, 21 and day 42 of treatment, the BPDAI global score fell by a mean of 31%, 45% and 52% • By Day 7, 21 and day 42 of treatment, blisters/erosions dropped by a mean of 45%, 75% and 87% Planned amendment to extend into severe patients Daily SQ nomacopan well tolerated, no drug - related adverse events Bullous Pemphigoid Initial Study Data* First 3 Patients: Global and Blisters BPDAI * Nomacopan treatment started

16 Nomacopan in Bullous Pemphigoid Differentiation Against Competitors • Positioned as 2nd line treatment for patients with moderate to severe symptoms, previously treated with corticosteroids • Better safety and side effect profile than steroids and non - specific immunosuppressants • Used to reduce or eliminate dependency on steroids • Nomacopan acts upstream of competitors’ targets – in particular C5 & LTB4 are part of inflammatory process leading to generation of cytokines via antibody Clear Positioning Differentiated MOA Next Steps • Potential post - Phase II regulatory interaction following study completion to help define pivotal study design

17 Topical Nomacopan: Clinically Testing C5 & LTB4 Binding in Ophthalmology / AKC

18 Atopic Keratoconjunctivitis (AKC): Chronic Ocular Disease Which Can Lead to Vision Loss • Chronic disease can result in severe dry eye, corneal neovascularisation, & formation of sterile corneal ulcers • If left untreated, can lead to vision loss; other complications include cataracts, keratoconus, infectious keratitis and tear dysfunction • Topical drugs, such as steroids or cyclosporine treatments complicated by issues with comfort and side effects of chronic usage • Orphan condition with a prevalence of 160K patients in the US and EU Manifestation of AKC • Atopic Keratoconjunctivitis: severe eye surface inflammation causing infiltration of immune cells (neutrophils & T cells)

Atopic Keratoconjunctivitis (AKC)

- Infiltration of neutrophils & T cells into conjunctival epithelium
- LTB4 levels – 20X in allergic conjunctivitis patients
- Complement system in tears is functionally active, and concentration of all components is greatly increased in closed-eye tears
- C5, likely generated by macrophages, may be aggressively activated by corneal disease (1)
- Preclinical model demonstrated equivalence to cyclosporine
- **Ongoing Phase I/II study.**

Potential to be first surface of eye biological treatment
Different formulation allows potential pricing & licensing flexibility
Expansion potential into other poorly-treated surface of the eye diseases


AKC
VKC
PKC
SAC
SJS
MMP

1. Bora (2008) *Semin Immunopathol 30:* 85-95

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20 • Patients had deteriorating moderate – severe AKC despite ≥3 months treatment with cyclosporin t.i.d. ± steroids • Part A of study – first in man – successfully completed – drug well tolerated • Overall improvement across both signs and symptoms ‒ Patient 1 had a disease flare at Day 42 but then recovered Initial AKC Clinical Data – First 2 Patients to Day 56 Rapid Improvement in Composite Clinical Scores • No serious drug - related AEs: drops comfortable and well tolerated • Next stage of trial (part B) ongoing ‒ 16 patients randomized, double masked ‒ To enhance recruitment, trial expanded to additional clinical centers 23.3 19.0 16.0 14.5 16.0 10.5 BASELINE 7 14 28 42 DAY 56 Composite Clinical Scores 25 20 15 10 5 0 N=3 3 3 2 2 2

21 Nomacopan in AKC Clear Differentiation Vs. Competitors • Positioned as 1st line treatment for patients with moderate to severe symptoms, given clear unmet need • Comfortable on application (pH neutral) • Rapid improvement in signs & symptoms in human studies • Upstream effects on T cells and granulocytes Clear Positioning Differentiated MOA Next Steps • Potential regulatory interaction following Phase I/II study completion to help define pivotal study design • Opportunity to expand into broader dry eye

C5 & LTB4 Activity in Back of the Eye Indications
Potential New Target Indication: Uveitis

LTB4 receptor
C5a receptor



Autoimmune Uveitis (EAU) Model

- Intravitreal nomacopan reported significant improvement in uveitis model versus control
- Significant down-regulation of Th1/Th17 cells and IL-17A production

- Effect approx. equal to intravitreal dexamethasone
- C5 & LTB4 receptors both identified in retina*
- Uveitis treatment currently primarily steroids

* Eskandarpour M et al. Poster 797 (B0275) ARVO 2019

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23 Subcutaneous Nomacopan: Paroxysmal Nocturnal Hemoglobinuria

24 PNH Phase II: Transfusion Reduction Validated Efficacy - Option Value For Continuing to MAA • Six patients transfused in six months prior to entering Phase II • Three became transfusion independent during Phase II • Four transfusion independent during follow - up long - term safety study Percentage Phase II patients transfusion dependent (n=6) at entry who remain transfusion dependent RECEIVING NOMACOPAN % transfusion dependent 0 10 20 30 40 50 60 70 80 90 100 6 months prior to Phase 2 3 months during Phase 2 6 months after Phase 2 in long- term safety study Phase II PNH 67% Decline in Transfusion Dependence • Successful Phase II study achieved primary end point LDH ≤1.8X ULN • Phase III study in naïve patients – primary end point: transfusion independence • Potential pen injector will hold weekly dose, stable at room temperature with 0.4ml daily injection

Wrap up

26 Four Primary/Lead Indications in Phase II/III Plus Pipeline of Earlier - Stage Targets Preclinical Phase I Phase II Phase III * Phase I/II study APS: Antiphospholipid Syndrome; MG: Myasthenia Gravis Ophthalmology AKC* Subcutaneous PNH TMA - HSCT Bullous Pemphigoid Pulmonary Lung (Nebulized form) Engineered MG (LA / Targeted) Uveitis APS

Financial and Clinical Wrap up
Meaningful Upcoming Clinical Milestones

- Growing efficacy data set across four severe orphan conditions
- 20 cumulative patient-years of treatment shows positive safety data and well tolerated
- Multiple expected short- to mid-term clinical readouts:
  - **BP**: Complete mild to moderate patients Q4 2019
  - **TMA**: Q4 2019 - pivotal trial approval/open
  - **AKC:** Part B update Q4 2019
  - **PNH:** Staged readouts
- $20 million financing facility* with Aspire Capital
- ~1.6 billion ordinary shares outstanding / equivalent to 16 million ADSs

* Circa $5.5 million drawn down to date

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APPENDIX

Nomacopan Competitive Advantage: Synergistic C5 and LTB4 inhibition


IgG and IgM binding to C1q
Complex carbohydrates
Damage associated molecular patterns
INDEPENDENT ACTIVATION PATHWAYS SIGNAL CONTINUALLY IN DEVELOPING & ESTABLISHED DISEASE
IgG binding to Fcγ receptors
Cytokines e.g. TNF and IL8
Toll-like receptors
C5a/MAC & LTB4 autoactivation
C3 convertase
C3b
C3
Opsonisation
Amplification loop
C3b
C5 convertase
C5
Anaphylatoxins
C3a
C5a
Engagement GPCRs C5aR/C5aL2
C5b
C6
C7
C8
C9
Membrane Attack Complex
MEDIATORS OF PATHOLOGY DRIVE DISEASE MAINTENANCE
Granulocyte activation
Mast cell degranulation
Proinflammatory cytokines
Procoagulant effects
Cell lysis / Proliferation
Modulation B and T cells
nomacopan
PLA2
Arachidonic acid
ALOX5
LTA4H
LTB4
cysLTs
Lipox
Engagement GPCRs BLT1/BLT2

Interruption of the effector mechanisms expected to quell acquired immune responses that contribute to disease

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30 LTB4 Ligand Capture Advantageous and Unique MOA Arachidonic acid LTA 4 Lipoxins LTB 4 LTC 4 LTD 4 LTE 4 5 - LOX FLAP LTA 4 H LTC 4 S Lipoxygenases Pro - inflammatory Anti - inflammatory Spasmogenic Zileuton GSK2190915 DG - 031 MK - 0633 TA - 270 5 - LOX / FLAP inhibitors • Reduces anti - inflammatory lipoxins BLT1/BLT2 antagonists • Realization that anti - inflammatory mediators also signal through BLT1/BLT2 LTA 4 H inhibitors • Secondary anti - inflammatory role for LTA 4 H in degrading pro - inflammatory/ remodelling mediator PGP BLT 1 BLT 2 LY - 293111 ONO - 4057 BIIL284 CP105696 OFF - TARGET EFFECTS OF OTHER INHIBITORS

31 N = 5 mice in each treatment group Start drug treatment Expanding Pipeline Focused on Indications Where C5 and LTB4 Both Involved Zileuton PAS - nomacopan PAS - LTB4 - nomacopan Cell recruitment to Lung Induced by LPS Dual action nomacopan more effective than C5 - only nomacopan (or Zileuton®) alone Dual action C5+LTB4 (PAS - nomacopan ) more effective than inhibition of LTB4 only (PAS - LTB4 - nomacopan ) Work performed in group of Prof Andrew Luster, Mass Gen Hospital, Boston, USA Rheumatoid Arthritis Therapeutic model Vehicle nomacopan Mouse model by Pneumolabs Saturated nomacopan 31

Epidermolysis Bullosa Acquisita Preclinical Efficacy & Elevated C5a/LTB4 in Bullous Pemphigoid patients

Preclinical passive mouse model of epidermolysis bullosa acquisita (EBA) from Dr. Sadik in Lubeck, Germany a leading Bullous Pemphigoid center


Coversin 2500 µg/kg
Coversin 250 µg/kg
Coversin 25 µg/kg
Methylprednisolone 20mg/kg
Vehicle
ABSA (%)
Time (day)
0
2
4
6
8
10

- Clear dose response
- ~60% reduction in affected area on nomacopan (SC) compared to vehicle or steroid
- P=0.0023 between vehicle and 250 µg/kg


LTB4 levels - human blister fluid
pg/ml
400
300
200
100
0
S281
S287
S288
S289

Elevated levels of LTB4 and C5a indicate activation of complement and synthesis of LTB4 in blisters


C5a levels - human blister fluid
pg/ml
1500
1000
500
0
P8000281
P8000287
p8000288
p8000289

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33 Dual Acting Nomacopan Significantly More Effective Than Long - Acting Nomacopan Only Inhibiting LTB4 ● Long acting LTB4 only nomacopan (10mg/kg) ameliorates blister formation but is less effective than the molar equivalent dose of nomacopan (2.5mg/kg) ● 1mg/kg long acting LTB4 only nomacopan ineffective whereas molar equivalent dose of 0.25mg nomacopan effective (see previous slide) CONCLUSION : Both C5 and LTB4 inhibition needed for full efficacy of nomacopan in EBA model 0 2 4 6 8 10 12 0 1 2 3 4 5 6 7 Day Vehicle treatment 0.1 mg/kg PAS-L-Coversin 1 mg/kg PAS-L-Coversin 10 mg/kg PAS-L-Coversin 2.5 mg/kg Coversin nomacopan nomacopan nomacopan nomacopan ABSA (%)

Significant Benefit Demonstrated in Late-Phase Eye Surface Inflammation

Collaboration with Institute of Ophthalmology, London, UK
EIC pre-clinical model of severe eye surface inflammation (Dr Virginia Calder)



Clinical score (range)
5
4
3
2
1
0
OVA
0.25% Coversin
CSA
5
10
Day

- Treatment model of established severe eye surface inflammation
- Significant improvement in clinical scores
- Histology and cytology data support beneficial role of nomacopan
- Reduction in Th9 cells
- Reduction in IL-9

- *C57/Bl6 mice sensitized to OVA for 14 days*
- *Eye surface challenged with OVA for 12 days post sensitization (days 0 – 12)*
- *Nomacopan and cyclosporin A (CSA) applied once daily on days 4 – 12 after inflammatory response well established*
- *Maximum effect seen after 10 days of nomacopan treatment (late phase of inflammation)*

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35 Bullous Pemphigoid Ongoing Phase II Study Patients with Mild - to - Moderate Disease Current Study design • Phase II Single arm (n = 9); 42 days treatment • Test role of C5 & LTB4 dual inhibition in improving BP outcomes • Active bullous pemphigoid; newly diagnosed or recurrent Treatment • Nomacopan • Day 1 : 60 mg and 30 mg 12 hours later, Day 2 - 42 : 30 mg od Primary endpoint Safety Secondary endpoints Efficacy evaluated by BPDAI (BP disease activity index) and QoL at day 42 • Trial approved Netherlands (2 sites) and Germany (6 sites) • Amendment planned to treat ≤9 additional moderate - severe patients for ≤ 90 days

36 AKC Phase I/II Proof - of - Principle Trial Design Study design • Phase I/II randomized, double masked , placebo - controlled, safety and efficacy study • Part A : 3 patients open label - safety • Part B : 16 randomized patients • All patients on maximum cyclosporine Treatment • Nomacopan topical eye drops twice daily for 2 months • Placebo eye drops Primary endpoint • Safety, comfort Secondary endpoints • Composite score of clinical signs (6) and symptoms (5)

September 2019 Investor Presentation Copyright Akari Therapeutics, Plc - 2019